DIREXION MONTHLY NATURAL RESOURCES BULL 2X FUND (DXCLX)
DIREXION MONTHLY LATIN AMERICA BULL 2X FUND (DXZLX)
DIREXION DYNAMIC HY BOND FUND (PDHYX)

EACH A SERIES OF THE DIREXION FUNDS

Supplement dated June 30, 2016
to the Summary Prospectuses dated December 29, 2015
and the Prospectuses and Statements of Additional Information ("SAI")
each dated December 29, 2015, as last supplemented June 13, 2016

       The Direxion Monthly Natural Resources Bull 2X Fund, Direxion Monthly Latin America Bull 2X Fund
and the Direxion Dynamic HY Bond Fund (each a "Fund" and collectively the "Funds") will close to new investments (except reinvested dividends and capital gain distributions) as of the close of regular trading on the
New York Stock Exchange on July 15, 2016.  The Funds' assets will be converted to cash and each Fund will no longer pursue its stated investment objective and will close to all investments after the close of trading on
August 22, 2016 in order to pursue an orderly liquidation.  The Funds will be liquidated on August 29, 2016
(the "Liquidation Date").

       After the Liquidation Date, any shareholder who has not redeemed shares of a Fund, or exchanged them for shares of other investment series of the Direxion Funds (the "Trust"), prior to the Liquidation Date will receive a payment representing the shareholder's proportionate interest in the net assets of the Fund as of the
Liquidation Date.  Shareholders of a Fund may continue to redeem shares of the Fund on or before the
Liquidation Date.

       On or about the Liquidation Date, the Funds will liquidate their assets and distribute cash pro rata to all remaining shareholders who have not previously redeemed or exchanged their shares.  These distributions are taxable events.  In addition, these payments to shareholders will include accrued capital gains and dividends, if any.  As calculated on the Liquidation Date, each Fund's net asset value will reflect the costs of closing the
Fund.  Once the distributions are complete, the Funds will terminate.

       Rafferty Asset Management, LLC ("Rafferty"), the Funds' investment adviser, informed the Board of
Trustees (the "Board") of the Trust of its view that the Funds could not continue to conduct their business and operations in an economically efficient manner due to the Funds' inability to attract sufficient investment assets and recommended the Funds' closure and liquidation to the Board.  The Board determined, after considering
Rafferty's recommendation, that it is in the best interests of each Fund and its shareholders to liquidate and terminate the Funds as described above.

       For more information, please contact the Funds at (800) 851-0511.

Please retain this Supplement with your Summary Prospectus, Prospectus and SAI.